Exhibit 23(a)


                         Consent of Independent Auditors



We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Wachovia Corporation for the registration of $300 million of Junior Subordinated Deferrable Interest Debentures and $300 million of preferred equity securities of Wachovia Capital Trust II, Trust III, and Trust IV and related Guarantees of the preferred equity securities, and to the incorporation by reference therein of our report dated January 11, 1996 with respect to the consolidated financial statements of Wachovia Corporation incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 1995, filed with the Securities and Exchange Commission.


                                                     /S/ ERNST & YOUNG LLP
                                                     Ernst & Young LLP



Winston-Salem, North Carolina
January 20, 1997


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